2303 West 41st Avenue, Vancouver, B.C. V6M 2A3 Toll Free 1-800-667-1870 Telephone (604) 685-1870 Facsimile (604) 685-6550 Email: corporate@pfncapital.com Website: www.pfncapital.com

November 10, 2008

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mr. John Cannarella

Dear Mr. Cannarella:

Re:

Form 20F for Pacific North West Capital Corp. File No. 0-29928

Further to your letter dated October 29, 2008, we wish to request an additional 15 days to further evaluate our response.

We trust the foregoing to be satisfactory, however, if you have any questions please contact our office at the numbers above.

Yours truly,

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

President & CEO

cc:  James Stafford Inc., Chartered Accountants